Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	JODI J. SCHWARTZ	51 WEST 52ND STREET		MARK GORDON	DAVID E. SHAPIRO
HERBERT M. WACHTELL	ADAM O. EMMERICH	NEW YORK, N.Y. 10019-6150		JOSEPH D. LARSON	DAMIAN G. DIDDEN
LAWRENCE B. PEDOWITZ	GEORGE T. CONWAY III	TELEPHONE: (212) 403 -1000		LAWRENCE S. MAKOW	ANTE VUCIC
PAUL VIZCARRONDO, JR.	RALPH M. LEVENE	FACSIMILE:(212) 403 -2000		JEANNEMARIE O’BRIEN	IAN BOCZKO
PETER C. HEIN	RICHARD G. MASON			WAYNE M. CARLIN	MATTHEW M. GUEST
HAROLD S. NOVIKOFF	MICHAEL J. SEGAL	GEORGE A. KATZ (1965-1989)		STEPHEN R. DiPRIMA	DAVID E. KAHAN
MEYER G. KOPLOW	DAVID M. SILK	JAMES H. FOGELSON (1967-1991)		NICHOLAS G. DEMMO	DAVID K. LAM
THEODORE N. MIRVIS	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
EDWARD D. HERLIHY	DAVID A. KATZ	OF COUNSEL		JONATHAN M. MOSES	JOSHUA A. FELTMAN
DANIEL A. NEFF	ILENE KNABLE GOTTS	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU	T. EIKO STANGE	ELAINE P. GOLIN
ERIC M. ROTH	DAVID M. MURPHY	PETER C. CANELLOS	BERNARD W. NUSSBAUM	DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
ANDREW R. BROWNSTEIN	JEFFREY M. WINTNER	DAVID M. EINHORN	ERIC S. ROBINSON	JOHN F. LYNCH	KARESSA L. CAIN
MICHAEL H. BYOWITZ	TREVOR S. NORWITZ	KENNETH B. FORREST	PATRICIA A. ROBINSON*	WILLIAM SAVITT	RONALD C.CHEN
PAUL K. ROWE	BEN M. GERMANA	THEODORE GEWERTZ	LEONARD M. ROSEN	ERIC M. ROSOF	GORDON S. MOODIE
MARC WOLINSKY	ANDREW J. NUSSBAUM	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ	MARTIN J.E. ARMS	DONGJU SONG
DAVID GRUENSTEIN	RACHELLE SILVERBERG	RICHARD D. KATCHER	ELLIOTT V. STEIN	GREGORY E. OSTLING	BRADLEY R. WILSON
STEVEN A. ROSENBLUM	STEVEN A. COHEN	THEODORE A. LEVINE	WARREN R. STERN	DAVID B. ANDERS	GRAHAM W. MELI
STEPHANIE J. SELIGMAN	DEBORAH L. PAUL	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	ADAM J. SHAPIRO	GREGORY E. PESSIN
JOHN F. SAVARESE	DAVID C. KARP	ROBERT B. MAZUR	AMY R. WOLF	NELSON O. FITTS	CARRIE M. REILLY
SCOTT K. CHARLES	RICHARD K. KIM	PHILIP MINDLIN		JEREMY L. GOLDSTEIN	MARK F. VEBLEN
DAVID S. NEILL	JOSHUA R. CAMMAKER	* ADMITTED IN THE DISTRICT OF COLUMBIA		JOSHUA M. HOLMES

COUNSEL
		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

April 18, 2014

VIA HAND DELIVERY AND EDGAR
Russell Mancuso

Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Keysight Technologies, Inc.
Registration Statement on Form 10
Filed March 5, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 1, 2014, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on March 5, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

1.                                      We note your statement that information in exhibit 99.1 is not “deemed to be a part hereof” unless specifically incorporated by reference.  Please provide us your analysis of how an exhibit to your Form 10 is not a part of your Form 10.  In this regard, please also ensure that the sections of the exhibit incorporated by reference in response to each required Form 10 Item completely address the requirements of that Item.  For example, it appears that the information you incorporate in response to Item 6 does not include the disclosure required by Regulation S-K Item 407(e)(4).  Also, please ensure that the captions of the sections of the exhibit incorporated by reference correspond to the section captions referenced throughout your Form 10.  For example, Item 6 of your filing refers to an “Executive Compensation” section even though the exhibit does not contain a section with that caption.

Response:  The Registration Statement has been revised on the first page and the Information Statement has been revised on page 79 in response to the Staff’s comment.

Item 1. Business, page 1

2.                                      Please revise the “Reasons for the Separation” section beginning on page 5 of exhibit 99.1 to disclose your summary of potential benefits and potential negative factors with equal prominence.  We note that currently you provide a separate bullet point in the summary for each of the potential benefits on pages 116 and 117 of exhibit 99.1, but you include only a portion of the potential negative effects in one sentence at the bottom of page 5.

Response:  The Information Statement has been revised on pages 5 and 6 in response to the Staff’s comment.

3.                                      Please reconcile your statement on page 6 of exhibit 99.1 that your website is not incorporated by reference with your CEO’s statement on the second page of exhibit 99.1 encouraging readers to visit the website.  See footnote 41 in Release 34-42728 (April 28, 2000).  Also, provide us your analysis of how telling readers that they should not rely on information on your website is consistent with footnotes 62-68 and the accompanying text in Release 34-58288 (August 1, 2008).

Response:  The Information Statement has been revised in the Company’s Chief Executive Officer’s letter and on page 6 in response to the Staff’s comment.

Item 6.  Executive Compensation, page 2

4.                                      Refer to the “Termination and Change of Control Agreements” section beginning on page 102 of your information statement.  Please clarify whether your named executive officers will continue to have rights upon a change in control of Agilent after the spinoff.

Response:  The Information Statement has been revised on page 105 in response to the Staff’s comment.

Item 7.  Certain Relationships and Related Transactions, page 2

5.                                      Please expand the section captioned “The Cash Distribution” on page 109 of the information statement to explain the purpose, effect and amount of the distribution.  In this regard, please complete the other missing sections of your disclosure, such as the missing descriptions of the agreements mentioned on pages 113, 114 and 126 of the information statement.

Response:  The Information Statement has been revised on pages 111 and 116 in response to the Staff’s comment with respect to disclosures pertaining to the description of the cash distribution and the real estate matters agreement.  The Company intends to provide additional disclosure regarding the purpose, effect and amount of the cash distribution in a subsequent amendment to the Registration Statement when this information becomes available.  The Company acknowledges the Staff’s comment with respect to disclosures on pages 115 and 129 pertaining to the description of the tax matters agreement and the Company’s material indebtedness, and the Company intends to include additional disclosure in subsequent amendments to the Registration Statement when this information becomes available.

6.                                      We note your disclosure on page 114 of exhibit 99.1 that you will grant an intellectual property license back to Agilent.  Please tell us the extent to which Agilent can compete with you given this or other agreements.

Response:  The grant back of the intellectual property license to Agilent will be limited to certain fields of use which will be substantially outside of the Company’s primary fields but will include a few areas of overlap.  Such field limitations will serve as a practical barrier to Agilent’s ability to compete with the Company using the Company’s owned intellectual property, however, Agilent will be unrestricted in its ability to compete with the Company following the separation using intellectual property other than the intellectual property subject to the field limitations. Nonetheless, following the distribution, the Company and Agilent will engage in substantially different businesses—the Company will provide electronic measurement solutions to the communications and electronics industries, and Agilent will continue to provide bio-analytical solutions to the life sciences, diagnostics and genomics and chemical analysis industries.

Item 9.  Market Price of, and Dividends on, the Registrant’s Common Equity . . ., page 2

7.                                      You may not qualify your disclosure by reference to statutes.  Please revise the first paragraph on page 127 of your information statement accordingly.

Response:  The Information Statement has been revised on page 130 in response to the Staff’s comment.

8.                                      Please revise your filing to include the information required by Regulation S-K Item 201(a)(2)(i).

Response:  The Information Statement has been revised on page 130 in response to the Staff’s comment.

Exhibits

9.                                      Please provide us your analysis of whether you have a beneficial interest in the agreement with Hewlett-Packard Company mentioned on page 67 of exhibit 99.1 such that the agreement should be filed as an exhibit to this registration statement.

Response:  Agilent intends to seek an assignment of its rights and obligations under the agreement with HP in respect of the facilities that will be transferred to the Company in the separation.  Accordingly, the Company expects that it will acquire a beneficial interest in the agreement in connection with the separation.  However, the Company does not believe the agreement with HP will be material to the Company and as such does not need to be filed as an exhibit to the Registration Statement.  The Information Statement has been revised on pages 11 and 69 to clarify that the Company expects the agreement with HP to be assigned in part to the Company in connection with the separation.

10.                               Please file the change in control agreements mentioned on page 102 of exhibit 99.1.

Response:  The Company intends to file these change in control agreements as exhibits to a subsequent amendment to the Registration Statement.

Exhibit 99.1

Keysight’s business may suffer, page 12

11.                               Please quantify the portion of your revenue from the sales mentioned in the first sentence of this risk factor.

Response:  The Information Statement has been revised on page 12 in response to the Staff’s comment.

If tax incentives change, page 14

12.                               Please tell us the material conditions to receiving the tax benefits, and provide us your analysis of whether there is a material risk of not satisfying any such condition.

Response:  The most significant tax incentive that the Company expects to receive will be in Singapore.  This incentive is conditioned on achieving various thresholds of employment, ownership of certain assets as well as investments in specific types of activities within Singapore.  The Company believes that it will satisfy such conditions in the future.  The Information Statement has been revised on pages 14 in response to the Staff’s comment.

Many contracts, which will need to be assigned from Agilent . . ., page 18

13.                               Please disclose the portion of your business derived from agreements to which you have not received consent.

Response:  The Information Statement has been revised on page 18 to disclose that approximately five percent of the contracts to be assigned to the Company in connection with the separation require counterparty consent, in response to the Staff’s comment.  The Company has not yet obtained these consents but is in the process of doing so.

Keysight may not be able to engage in certain corporate transactions . . ., page 20

14.                               Please complete the blanks throughout this document, including the information omitted after the first paragraph of this section.

Response:  As part of the tax matters agreement, Agilent and Keysight are expected to agree to not undertake certain transactions that could prevent the distribution and related transactions from being tax-free for U.S. federal income tax purposes.  The tax matters agreement is currently being negotiated, and the Company intends to add the missing information in subsequent amendments to the Registration Statement when this information becomes available.

Dividend Policy, page 27

15.                               With a view toward clarified disclosure, please tell us whether holders of an Agilent share and a Keysight share after the spinoff will receive the same aggregate dividends as holders of an Agilent share historically received before the spinoff.  Do you intend that the aggregate dividends paid will be reduced due to the spinoff, or will Agilent pay a greater percentage of its post spinoff assets in the form of dividends to retain its historic dividend amount?

Response:  Although Agilent currently pays a dividend, Agilent’s decision to do so in the future will be made independently by Agilent’s board of directors.  Because the Company and Agilent will be separate and independent companies after the spin-off, the Company’s decision to pay (or not to pay) dividends in the future will not impact Agilent’s decision to pay (or not to pay) dividends, or to pay a dividend of a certain amount, in the future.

Capitalization, page 28

16.                               Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response:  The Information Statement has been revised on page 28 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Financial Statements, page 34

17.                               We note that you present your pro forma earnings per share, basic and diluted.  Please revise your filing to show your computations of the weighted average shares outstanding, basic and diluted, on a pro forma basis.

Response:  The Information Statement has been revised on page 34 to clarify computations of basic and diluted net income in response to the Staff’s comment.  The Company intends to disclose additional information pertaining to the computations of the weighted average shares outstanding, basic and diluted, on a pro forma basis in a subsequent amendment to the Registration Statement after the Company finalizes the number of outstanding shares of the Company relative to the number of outstanding shares of Agilent.

18.                               We note your presentation is incomplete.  In future filings, please explain the basis for determining each of the pro forma adjustments presented.  For example, explain how the amount of shared technology assets was determined, rather than referring to the separation.  Additionally, explain how you determined the amount of interest expense to record, including the weighted average interest rates utilized.

Response:  The Information Statement has been revised on pages 34 and 35 in response to the Staff’s comment, including an explanation of the basis for each pro forma adjustment.  The Company intends to include additional information related to pro forma adjustments in the pro forma financial statements in subsequent amendments to the Registration Statement when the adjustments are factually supportable.

19.                               Further to the above, please revise your filing to disclose the expected useful lives or amortization periods of significant assets transferred and the related depreciation and amortization expenses.

Response:  The Information Statement has been revised on page 35 in response to the Staff’s comment.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 36

20.                               Please revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to disclose clearly the difference between orders and revenue, when orders become revenue, and any material limitations on a disclosed dollar amount of orders to generate the same dollar amount of revenue.

Response:  The Information Statement has been revised on page 44 in response to the Staff’s comment.

21.                               Please separately quantify for us the effect of each of the material reasons for the change in revenue that you mention throughout your discussion of your results of operations, such as the loss of business from a large communications test customer.

Response:  The main reasons for the decline in revenue in fiscal year 2013 compared to fiscal year 2012 are as follows:

1.              Industrial, computer and semiconductor test revenue declined 13 percent in fiscal year 2013 as compared to fiscal year 2012.  This represented 42 percent of the overall reduction in revenue (or 5 points of the total 13-percent decline).  Uncertain global economic conditions contributed to lower industrial test business across all regions.  Semiconductor test revenue declined on moderating investments in new process technology and weak manufacturing demand.  The shift from personal computers to lower priced, more highly integrated tablets has resulted in a reduction in test equipment demand.

2.              Communication test revenue declined 20 percent in fiscal year 2013 as compared to fiscal year 2012.  This represented 58 percent of the overall reduction in revenue (or 8 points of the total 13-percent decline).  A significant portion of this reduction is related to loss of business from a large communications customer with whom the Company could not agree on contractual terms.

3.              The revenue reductions described above also include the unfavorable impact of foreign currency movements, which contributed 2 percentage points of the overall year-over-year revenue decline across all market segments.

The Information Statement has also been revised on page 38 to quantify the reasons for the change in revenue in fiscal year 2013 as compared to fiscal year 2012 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 38

Retirement and post-retirement plan assumptions, page 40

22.                               On page 29, you disclose that your actual assumed net benefit plan obligations could change significantly from your estimates.  Please provide us with a discussion of the nature of any material estimates and assumptions involving subjectivity and judgment and why such estimates are likely to bear the risk of change.  Refer to Financial Reporting Codification Section 501.14.

Response:  Actual assumed net benefit plan obligations could change significantly from the Company’s estimates due to changes in the assumptions of the discount rates used to calculate the present value of future benefit payments and the related liability transfer.  The Information Statement has been revised on page 29 in response to the Staff’s comment.

Foreign Currency, page 43

23.                               Please clarify how the Agilent activities that you mention in this section affect you after the spinoff.

Response:  The Information Statement has been revised on page 44 in response to the Staff’s comment.

Costs and Expenses, page 45

24.                              We note you have discussed that gross margins in the current year are higher on a volume-adjusted basis even though actual gross margins for the current year are lower.  Please provide an explanation of how you define the term “volume-adjusted” and how this measure is useful in understanding your results of operations.

Response:  The Company’s volume-adjusted gross margin calculation is the result of applying the standard variable cost of sales rate to the change in revenue over the prior year comparable period.  As cost of sales includes both fixed and variable costs, in most situations only variable costs change with volume.  This comparison allows the Company to determine if the change in its gross margin is strictly volume-related or if there are other drivers impacting the change positively or negatively.  Other drivers of change may include changes in average selling price, discounts, product mix, material cost changes, overhead, freight and logistics.  Isolating these differences leads to identification of positive results and/or areas of weakness on which to focus.

The Information Statement has been revised on page 46 in response to the Staff’s comment.

Financial Condition, page 54

Liquidity and Capital Resources, page 54

25.                               Please tell us what consideration you have given to providing disclosures to discuss the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries.  As part of your response, please tell us the tax impact of such repatriation and your current intention with regard to repatriation of such funds.  Refer to Item 303(a)(1) of Regulation S-K.

Response:  Although the cash generated in the United States from future operations is expected to cover the Company’s normal operating requirements and debt service requirements, a substantial amount of additional cash could be required for other purposes, such as the maturity of the Company’s future debt obligations, any dividends that may be declared, any future stock repurchase programs and any acquisitions.  If in the future, after the separation, the Company encounters a significant need for liquidity domestically or at a particular location that it cannot fulfill through borrowings, equity offerings or other internal or external sources, the Company may determine that cash repatriations are necessary.  Repatriation could result in additional material U.S. federal and state income tax payments in future years.  Such adverse consequences would occur, for example, if the transfer of cash into the United States is taxed and no foreign tax credit is available to offset the U.S. tax liability, resulting in higher taxes.  These factors may cause the Company to have an overall tax rate higher than other companies or higher than the Company’s tax rates have been in the past.

The Information Statement has been revised on page 56 in response to the Staff’s comment.  The Company’s disclosures in the section titled “Risk Factors” on page 16 of the Information Statement also discuss the potential impact on liquidity associated with repatriation of undistributed earnings of foreign subsidiaries and the resulting tax impact.

Conditions to the Distribution, page 120

26.                               Refer to the last sentence on page 121.  Please tell us the authority on which you rely to notify investors of “material changes to material terms” only by press release or Form 8-K and not by a revision to this information statement.

Response:  The Information Statement has been revised on page 124 in response to the Staff’s comment.

Notes to Combined Financial Statements, page F-8

Note 1 — Overview and Summary of Significant Accounting Policies, page F-8

27.                               On page 9, you disclose a risk factor for your dependence on contract manufacturing.  Please tell us how you concluded such concentration does not require disclosure in your financial statements.  Refer to paragraphs 275-10-50-16 through 275-10-50-23 of the FASB Accounting Standards Codification.

Response:  Although the Company outsources certain aspects of its manufacturing process, the Company’s dependence on any single contract manufacturer does not make it vulnerable to the risk of near-term severe impact.  The Company has multiple partners who could second source for it if required.  Furthermore, each of the Company’s contract manufacturers is subjected to a vigorous and thorough review and audit process to ensure that they meet the Company’s quality, compliance and capacity requirements.  As such, the Company considers it unlikely that its contract manufacturers will be unable to meet the Company’s demand requirements in the foreseeable future.  Based on this information, the Company has concluded that its use of contract manufacturers, while a significant factor that warrants discussion in the Company’s risk factors pursuant to Item 503(c) of Regulation S-K, does not meet the criteria for disclosure under FASB Accounting Standards Codification 275-10-50-16.

Note 5 — Income Taxes, page F-22

28.                               For any country in which you enjoy a tax holiday, please provide and include in future filings:

•                  the aggregate dollar and per share effects of the tax holiday and

•                  the factual circumstances including the date on which the special tax status will terminate.

Refer to SAB Topic 11.C.

Response:  The aggregate historical dollar value of material tax incentives that the Company has enjoyed as part of Agilent has been disclosed in Note 5 — Income Taxes on pages F-24 and F-25 of the Information Statement.  The Company intends to include the per share effects of the incentives in a subsequent amendment to the Registration Statement when the number of the Company’s outstanding shares following the distribution is determined.

For purposes of the Registration Statement, certain assumptions were made in order to present the historical financial results of the Electronic Measurement Business of Agilent on a stand-alone basis.  One of these assumptions is that the Company will enjoy tax incentives identical to those historically enjoyed by Agilent.  The Company has disclosed the conditions and renewal dates of the existing Agilent incentives in Note 5 — Income Taxes on page F-25 of the Information Statement.  The Company intends to update this information in a subsequent amendment to the Registration Statement to include the incentives that it expects to enjoy on a stand-alone basis when such incentives are finalized.

The Information Statement has also been revised on page F-25 to explain that, compared to Singapore, the other tax holidays that the Company enjoys do not provide a material benefit.

29.                               Please describe the principal provisions of the method by which the consolidated amount of current and deferred tax expense is allocated to members of the group and the nature and effect of any changes in that method during the years presented.  Refer to paragraph 740-10-50-17 of the FASB Accounting Standards Codification.

Response:  The principal provisions of the method by which the consolidated amount of current and deferred tax expense is allocated to members of the group have been disclosed in Note 1 — Overview and Summary of Significant Accounting Policies on page F-12 of the Information Statement, which is also copied below for the Staff’s reference:

“Taxes on income.  Income taxes, as presented, are calculated on an “as if” separate tax return basis. Our operations have historically been included in Agilent’s U.S. federal and state income tax returns or non-U.S. jurisdiction tax returns. Agilent’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, the tax results as presented are not necessarily reflective of the results that we would have generated on a stand-alone basis.”

There have been no changes in that method during the years presented.

30.                               Given that you have $3.9 billion of undistributed foreign earnings considered indefinitely reinvested, please explain to us why your total invested equity is $1.2 billion as of October 31, 2013.

Response:  The combined financial statements of the Electronic Measurement Business of Agilent have been presented on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Agilent.

The $3.9 billion of permanently reinvested foreign earnings is based on a calculation of the undistributed foreign earnings that the Company would have generated on a stand-alone basis as of October 31, 2013.  This calculation is based on an entity-by-entity analysis of the historical earnings of each of Agilent and the Company.  The difference between the Company’s total invested equity of $1.2 billion as of October 31, 2013 and the permanently reinvested foreign earnings is due to fact that all net cash earnings have gone back to the Company’s parent, Agilent.  This transfer of net cash earnings has reduced the total invested equity over time so that it is lower than the permanently reinvested foreign earnings.

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures

cc (via e-mail):

Stephen Williams

General Counsel and Secretary, Keysight Technologies, Inc.